UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-08604
CUSIP NUMBER 878155100

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021
☐ Transition Report on 10-K
☐ Transition Report on 20-F
☐ Transition Report on 11-K
☐ Transition Report on 10-Q
☐ Transition Report on N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

PART I – REGISTRANT INFORMATION
TEAM, INC.
Full Name of Registrant
Not Applicable
Former Name if Applicable

13131 Dairy Ashford, Suite 600
Address of Principal Executive Office (Street and Number)
Sugar Land, TX 77478
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III – NARRATIVE

The Quarterly Report on Form 10-Q for the three months ended September 30, 2021 (the “Quarterly Report”) of TEAM, INC. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense. The delay in filing is due to (i) the Company’s recently announced entry into a new subordinated term loan facility and (ii) to allow adequate time for management to perform its review and assessment of certain financial and other related data and the disclosures required in connection therewith, as described in further detail in the paragraphs below.

Management is continuing to review the Company’s liquidity position and related disclosures. Given the Company’s current liquidity position, management is continuing to evaluate if there is substantial doubt about the Company’s ability to continue to operate as a going concern within one year after the date the Quarterly Report is filed. This analysis is further described in “Part IV – Other Information” below.

The Company intends to file its Quarterly Report on Form 10-Q within the grace period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

André C. Bouchard	281	333-5561
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐
Not Applicable

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting total revenues of approximately $217.4 million for the three month period ended September 30, 2021 as compared to total revenues of $219.1 million for the three month period ended September 30, 2020.

The Company anticipates reporting a net loss of $91.2 million for the three month period ended September 30, 2021 compared to a net loss of $9.1 million for the three month period ended September 30, 2020. The increase in the net loss was primarily a result of a goodwill impairment charge of $55.8 million, increased operating expenses with inflationary impacts and reinstatement of prior year temporary cost actions of $8.7 million, increased selling, general and administrative expenses of $6.5 million, increased interest expense of $2.2 million, and increased provision for income taxes of $6.0 million The goodwill impairment charge is a result of recent decreases in actual revenue and profitability levels and changes in cash flow forecasts. The goodwill impairment charge is for the Mechanical Services segment.

The Company anticipates reporting cash and cash equivalents of $17.0 million as of September 30, 2021 compared to $24.6 million as of December 31, 2020.

The Company anticipates reporting free cash flow for the nine months ended September 30, 2021 of negative $48.2 million as compared to positive free cash flow of $3.5 million for the nine months ended September 30, 2020.

On October 19, 2021, the Company and the Lenders entered into Amendment No. 1 (the “First Amendment”) to the Term Loan Credit Agreement, dated December 18, 2020 (as amended, the “Term Loan Credit Agreement”) among the Company, the financial institutions party thereto from time to time (the “Lenders”) and Atlantic Park Strategic Capital Fund, L.P., as agent for the Lenders (the “Agent”). The First Amendment, among other things, (i) deferred an October 19, 2021 interest payment of $5.4 million until October 29, 2021; (ii) requires that the Company use commercially reasonable efforts to appoint an additional independent director to the Company’s Board of Directors who is acceptable to the agent (iii) provides the Lenders with additional information rights; and (iv) tightens certain negative covenants included in the Term Loan Credit Agreement until the deferred interest is made current.

On October 29, 2021, the Company entered into Amendment No. 2 (the “Second Amendment”) to the Credit Agreement with the Lenders and Agent. The Second Amendment among other things, (i) further defers an October 29, 2021 interest payment until November 15, 2021; (ii) contains certain milestones; (iii) provides the Lenders with a 10-day right of first refusal regarding any refinancing of the Company’s obligations under the Company’s asset-based credit agreement (the “ABL Facility”) (iv) obligates the Company to establish, pursuant to a charter to be adopted by the Company’s Board of Directors and reasonably acceptable to the Agent, a special committee that shall have exclusive responsibility and authority to make recommendations to the Company’s Board of Directors regarding certain transactions; and (v) provides that the Company will not permit a covenant trigger event under the ABL Facility to occur.

On November 9, 2021, the Company entered into a credit agreement with Corre Credit Fund, LLC, as agent, and the lenders party thereto (the “Subordinated Term Loan Credit Agreement”) providing for an unsecured $50.0 million delayed draw subordinated term loan facility (the “Subordinated Term Loan”). Pursuant to the Subordinated Term Loan Credit Agreement, the Company borrowed $22.5 million on November 9, 2021, and expects to borrow an additional $27.5 million on December 8, 2021, subject to certain conditions. The Subordinated Term Loan matures, and all outstanding amounts become due and payable, on the earlier of December 31, 2026 and the date that is two weeks later than the maturity or full repayment of the Term Loan (as defined below). The stated interest rate on the Subordinated Term Loan at November 9, 2021 was 12%.

Under the Subordinated Term Loan Credit Agreement, the Company is required to, among other things, (i) subject to certain conditions, issue the lenders a warrant providing for the purchase of an aggregate of 5,000,000 shares of Company common stock, exercisable at the holder’s option at any time, in whole or in part, until the seventh anniversary of the issue date, at an exercise price of $1.50 per share (the “New Warrants”), (ii) amend the Company’s charter, bylaws, and all other necessary corporate governance documents to reduce the size of the Company’s Board of Directors to 7 directors, one of whom will be the Company’s chief executive officer, and (iii) reconstitute the Board of Directors. The Subordinated Term Loan also contains other customary prepayment provisions, events of default and covenants.

In connection with our entry into the Subordinated Term Loan Credit Agreement, on November 9, 2021, the Company also entered into Amendment No. 3 (the “Third Amendment”) to the Term Loan Credit Agreement. The Third Amendment, among other things, waives certain covenants until September 30, 2022, modifies covenants thereafter to provide the Company with additional flexibility, and subject to certain conditions, requires the Company to issue additional warrants to an affiliate of the Agent providing for the purchase of an aggregate of 1,417,051 shares of Company common stock, and to amend certain existing warrants, to provide for an exercise price of $1.50 per share.

The terms of any financing and other measures undertaken by the Company may adversely affect the holdings or the rights of the Company’s stockholders. Based on its recurring losses from operations, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, the Company is continuing to evaluate if there is substantial doubt about its ability to continue as a going concern for a period of one year after the date that the financial statements are issued.

The Company’s financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

The financial results presented above are preliminary, subject to completion of the reviews, analyses, and assessments described in “Part III – Narrative” above and the issuance of the Company’s financial statements as of and for the three months ended September 30, 2021. The Company’s final financial results could differ from its preliminary financial results. The Company’s final financial results will be set forth in the Company’s Quarterly report.

 TEAM, INC.
(Name of Registrant as Specified in Charter)
Team, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2021	By:	/s/ Susan M. Ball
		Name:	Susan M. Ball
		Title:	Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).